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| FORM 3 |     UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

       Canion,                      Joseph                          Rodney
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

       5 Post Oak Park, Suite 1655
    ----------------------------------------------------------------------------
                                   (Street)

       Houston,                      Texas                            77027
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)               12/15/98
                                                                  --------------

3.  IRS Identification Number of Reporting Person, if an entity
    (voluntary)  ###-##-####
                -------------

4.  Issuer Name and Ticker or Trading Symbol  Tricord Systems, Inc. (TRCD)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)

    [X] Form filed by One Reporting Person
    [ ] Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

--------------------------------------------------------------------------------
1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Common Stock           1,781,500                D
--------------------------------------------------------------------------------
Common Stock             500,000                I               By Trusts (1)
--------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction
5(b)(v).

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount of                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Warrants
 (right to buy)                Immed.  12/15/03     Common Stock       1,500,000       $3.50               D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Warrants
 (right to buy)                Immed.  12/15/03     Common Stock         500,000       $3.50               I       By Trusts(2)
------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:
  (1) 100,000 shares of common stock held by each of the following trusts: The Candace Canion Dickerson Trust, the Noelle Canion Courson Trust, the Laura Camille Canion Trust, the Rodney Scott Canion Trust and the James Ross Canion Trust. Mr. Canion is a trustee of each of the aforementioned trusts.
  (2) Common stock warrants (right to buy) for 100,000 shares of common stock held by each of the following trusts: The Candace Canion Dickerson Trust, the Noelle Canion Courson Trust, the Laura Camille Canion Trust, the Rodney Scott Canion Trust and the James Ross Canion Trust. Mr. Canion is a trustee of each of the aforementioned trusts.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                              /s/ Joseph Rodney Canion             12/22/98
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date

                                                                 SEC 1473 (7-96)